FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No.

333-202409

press release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH TO DO SO WOULD BE PROHIBITED BY APPLICABLE LAW

ArcelorMittal announces record date for rights offering

04 March 2016 - On February 5, 2016, ArcelorMittal announced a proposed capital raise by way of a rights offering where its existing shareholders are granted preferential rights to subscribe for ArcelorMittal ordinary shares. It expects to issue a number of new ordinary shares in the rights offering that will allow it to raise the euro equivalent of approximately U.S.$3 billion[1].  An extraordinary general shareholders meeting has been called for March 10, 2016 to consider, among other things, the increase in ArcelorMittal’s authorized share capital necessary to permit the launch of the proposed rights offering. The launch of the rights offering is also subject to the approval of the European securities prospectus by the Luxembourg supervisory authority for the financial sector (Commission de Surveillance du Secteur Financier – CSSF) as well as market and other conditions.

The record date for ArcelorMittal shares is expected to be on March 14, 2016 at the close of business on each applicable market where the shares are traded.  Each record holder of ArcelorMittal shares will be allocated one right per existing ArcelorMittal share held as of such record date.

Further details on the terms of the rights offering and the procedures pursuant to which eligible holders can exercise their rights will be announced at the time of the commencement of the rights offering.

For readers in the European Economic Area

This press release does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities of ArcelorMittal within the meaning of Luxembourg law and/or the laws of any other member state of the European Economic Area. This press release does not constitute a prospectus within the meaning of EC Directive 2003/71/EC of the European Parliament and of the Council dated 4 November 2003, as amended (the “Prospectus Directive”), which expression includes any relevant implementing measure in the member state concerned, and should not be the basis for any agreement or decision to invest. ArcelorMittal has not made any final decision whether to proceed with any offering

[1] As the subscription price will be denominated in euros, the capital increase amount will correspond to the euro equivalent of U.S.$3 billion upon the rights offering launch.  The actual amount of the capital increase in U.S. dollars will depend on the euro-U.S. dollar exchange rate at closing.

of securities or to admit new securities to trading on a regulated market. Any such offering or new admission will be based exclusively on a prospectus prepared for that purpose. Further, ArcelorMittal has not authorized any offer to the public of securities in any member state of the European Economic Area that has implemented the Prospectus Directive, other than Luxembourg, the Netherlands, France and Spain,  (each, a “Relevant Member State”). With respect to each Relevant Member State, no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Relevant Member State. Should an offering or new admission of subscription rights and new shares be conducted, as is currently planned, in Luxembourg, the Netherlands, France and Spain, a securities prospectus will be produced, which is to be published following its approval by the Luxembourg supervisory authority for the financial sector (Commission de Surveillance du Secteur Financier – CSSF) after it has been passported into the Netherlands, France and Spain subsequent to notification having been given to the competent regulatory authorities in those jurisdictions. Any decision to purchase, subscribe for or otherwise acquire any subscription rights or new shares of ArcelorMittal must be made only on the basis of the information in a securities prospectus (if published in due course by ArcelorMittal), which will then be available for download on the internet site of ArcelorMittal (www.arcelormittal.com). Copies of the prospectus will then also be readily available upon request and free of charge at 24-26, boulevard d’Avranches, L-1160 Luxembourg, Grand-Duchy of Luxembourg.

In each Relevant Member State this communication is only addressed to, and directed at, qualified investors in that Relevant Member State within the meaning of the Prospectus Directive.

This press release contains regulated information within the meaning of the Transparency Directive 2004/109/EC and implementing laws and regulations, which must be made publicly available pursuant to Luxembourg law.

This press release contains advertising materials in connection with the Offer as referred to in the Market Abuse Directive 2003/6/EC and implementing laws and regulations.

For readers in the United Kingdom

This press release is only being distributed to, and is only directed at, (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).  The subscription rights and new shares are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such subscription rights or new shares will be engaged in only with, relevant persons.  Any person who is not a relevant person should not act or rely on this document or any of its contents.

For readers in the United States

ArcelorMittal has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus

ArcelorMittal expects to file with the SEC and other documents ArcelorMittal has filed and will file with the SEC for more complete information about ArcelorMittal and this offering. You may get these documents, once filed, free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, to request a copy of the prospectus after filing, please contact Georgeson Inc., ArcelorMittal’s U.S. information agent, at 866-277-8239 or by writing to Georgeson Inc. at 480 Washington Blvd, 26th Floor, Jersey City NJ 07310.